Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-270272

March 23, 2023

Medtronic Global Holdings S.C.A.

Pricing Term Sheet

March 23, 2023

Issuer:	Medtronic Global Holdings S.C.A.

Guarantors:	Medtronic plc and Medtronic, Inc.

Trade Date:	March 23, 2023

Settlement Date*:	T+5; March 30, 2023

Denominations:	$2,000 x $1,000

Expected Ratings (Moody’s/S&P) **:	A3 (Stable) / A (Stable)

Joint Bookrunners:	Barclays Capital Inc., J.P. Morgan Securities LLC and Mizuho Securities USA LLC

Senior Co-Managers:	BofA Securities, Inc., Citigroup Global Markets Inc. and Goldman Sachs & Co. LLC

Co-Managers:	Academy Securities, Inc., Guzman & Company, Loop Capital Markets LLC and R. Seelaus & Co., LLC

Principal Amount:	$1,000,000,000	$1,000,000,000

Title:	4.250% Senior Notes due 2028	4.500% Senior Notes due 2033

Security Type/Format:	Senior Notes/SEC Registered	Senior Notes/SEC Registered

Maturity Date:	March 30, 2028	March 30, 2033

Coupon:	4.250%	4.500%

Price to Public:	99.693%	99.380%

Yield to Maturity:	4.319%	4.578%

Spread to Benchmark Treasury:	87.5 bps	115 bps

Benchmark Treasury:	UST 4.000% due February 29, 2028	UST 3.500% due February 15, 2033

Benchmark Treasury Price and Yield:	102-16 / 3.444%	100-19 / 3.428%

Interest Payment Dates:	Semi-annually on March 30 and September 30 of each year, beginning on September 30, 2023	Semi-annually on March 30 and September 30 of each year, beginning on September 30, 2023

Day Count Convention:	30/360	30/360

Optional Redemption:	The issuer may redeem the 2028 Notes in whole or in part, at any time prior to February 29, 2028 (one month prior to their maturity date) at a redemption price equal to the greater of:	The issuer may redeem the 2033 Notes in whole or in part, at any time prior to December 30, 2032 (three months prior to their maturity date) at a redemption price equal to the greater of:

	(i) 100% of the principal amount of the 2028 Notes being redeemed; and	(i) 100% of the principal amount of the 2033 Notes being redeemed; and

(ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2028 Notes to be redeemed (excluding any portion of such payments of interest accrued and paid as of the date of redemption and assuming that the 2028 Notes matured on March 30, 2028), discounted to the redemption date on a semi-annual basis at the adjusted treasury rate, as described in the preliminary prospectus supplement, plus 15 basis points, plus, in each case, accrued and unpaid interest to, but not including, the date of redemption.

In addition, at any time on or after February 29, 2028 (one month prior to their maturity date), the issuer may at its option redeem the 2028 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2028 Notes being redeemed, plus accrued and unpaid interest, if any, to, but not including, the date of redemption.

(ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2033 Notes to be redeemed (excluding any portion of such payments of interest accrued and paid as of the date of redemption and assuming that the 2033 Notes matured on March 30, 2033), discounted to the redemption date on a semi-annual basis at the adjusted treasury rate, as described in the preliminary prospectus supplement, plus 20 basis points, plus, in each case, accrued and unpaid interest to, but not including, the date of redemption.

In addition, at any time on or after December 30, 2032 (three months prior to their maturity date), the issuer may at its option redeem the 2033 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2033 Notes being redeemed, plus accrued and unpaid interest, if any, to, but not including, the date of redemption.

CUSIP/ISIN:	58507L BB4 / US58507LBB45	58507l BB4 / US58507LBC28

*

We expect to deliver the Notes against payment for the Notes on March 30, 2023, the fifth business day following the date of this pricing term sheet (“T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the second business day preceding the settlement date will be required, by virtue of the fact that the Notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.

**

An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by the rating agencies. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer and the guarantors have filed with the SEC for more complete information about the issuer and the guarantors and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Barclays Capital Inc. at 1-888-603-5847, J.P. Morgan Securities LLC at 1-212-834-4533 (collect) and Mizuho Securities USA LLC at 1-866-271-7403.

This pricing term sheet supplements the preliminary form of prospectus supplement filed by Medtronic Global Holdings S.C.A. on March 23, 2023 relating to its prospectus dated March 3, 2023.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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